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                          May 13, 2020

       Christopher Sullivan
       Interim Chief Financial Officer
       Cerecor Inc.
       540 Gaither Road, Suite 400
       Rockville, Maryland 20850

                                                        Re: Cerecor Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May 12, 2020
                                                            File No. 333-238197

       Dear Mr. Sullivan:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tim
Buchmiller at (202) 551-3635 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Donald R. Reynolds,
Esq.